July 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Joseph Klinko, Lily Dang, John Coleman, Claudia Rios and Irene Barberena-Meissner

Re:	Atlas Critical Minerals Corporation
Draft Registration Statement on Form F-1
Submitted July 1, 2025
CIK No. 0001684688

Ladies and Gentlemen:

This letter is submitted on behalf of Atlas Critical Minerals Corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated July 11, 2025 (the “Staff Letter”) with respect to the Company’s Draft Registration Statement on Form F-1 submitted to the Commission on July 1, 2025 (the “Draft Registration Statement”).

We are concurrently submitting confidential Amendment No. 2 to the Draft Registration Statement (the “Amendment “) which reflects changes made in response to the Staff Letter and certain other changes.

For ease of reference, each of the Staff’s comments is indicated in this letter in italics, followed by the Company’s responses thereto.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary

Reverse Stock Split, page 4

1.	We note you disclosed on page 4 that all share and per share numbers set forth herein…reflects the reverse stock split, however on page 5 and elsewhere in the filing that the reverse stock split, with split ratio to be determined, will not be effected until consummation of the offering and listing of your common stock on Nasdaq. Please revise the inconsistency.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the Company has filed a corporate action with FINRA and intends to consummate a 1-for-10 reverse stock split of its common stock prior to listing its common stock on the Nasdaq Capital Market. The Amendment has been revised to be consistent, as requested by the Staff.

Risk Factors, page 12

2.	We note that you disclosed an accumulated deficit of $10,136,978 on page 12 versus an accumulated deficit of $9,145,542 at December 31, 2024 on page F-3. Please explain the difference or revise the inconsistency.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the correct accumulated deficit amount is $9,145,542. The inconsistency has been corrected, and the Amendment now reflects the proper accumulated deficit amount.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

3.

We note your response to prior comment 10 and added disclosure on page 97 discussing planned operations for Apollo’s Iron Quadrangle Project (IQP). Please expand your disclosure on page 97 to clarify whether and when you expect the mineral right leasing agreement to be executed and the lessee’s exploration and mining work to start.

If agreement execution is expected, discuss the relevant terms of the agreement, including your expected role and responsibilities, work and additional costs, volumes of ore expected to be extracted and processed, volumes of processed products expected to be sold by the lessee, each by year if estimable, the payment terms to you from the lessee with regard to the mineral right leasing, volumes of ore extracted and processed, and volumes of sales of the final processed products.

Additionally, please revise disclosures on pages F-8 and F-24 to clarify that you are leasing your mineral right to a lessee who will mine and process ore and sell ore processed products, not starting your own mining operations.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the Amendment has been revised to reflect the clarifications requested by the Staff.

Business, page 39

4.	For each material property please revise to briefly describe your current exploration plans, including all phases and cost estimates, consistent with the requirements of Item 1304(b)(2)(i) of Regulation S-K. If exploration plans have not been determined for a particular material property revise to reflect this in your disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and directs the Staff to the updated disclosures on the Amendment addressing the Staff’s comment.

5.	Please revise to describe properties that do not contain mineral reserves as exploration stage properties, rather than development stage properties, consistent with the definitions under Item 1300 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that we have made multiple edits throughout the Amendment to clarify the point raised by the Staff and have also included the following specific edits:

a)	We have updated the definition of the Company from a “mineral exploration and development company” to a “mineral exploration company” in all such instances throughout the Amendment; and

b)	We have added the sentence: “While one of our iron ore properties has mineral resources, as of the date of this prospectus none of our properties has mineral reserves, as such term is defined in Item 1300 of Regulation S-K.”

6.

We note your response to comment 16 and we reissue the comment in part. On page 42 we note that you have described the rare earth elements that comprise light rare earths and heavy rare earths. Please expand this disclosure to describe the rare earth elements that comprise HREO, LREO, MREO, and TREO, consistent with the information presented with your exploration results.

With a view towards disclosure tell us the conversion(s) of the magnetic rare earth (MRE) to the respective rare earth oxide.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it has expanded the disclosures on the Amendment to address the Staffs’ comment.

Business

Atlas Lithium Option Agreement, page 40

7.

We note your response to prior comment 11, stating that your probable acquisition target Brazil Mineral Resources Corporation (“BMR”) did not meet any of the significance test.

With regard to the investment test per Regulation S-X Rule 1-02(w)(1)(i)(B), please note that for a business combination between entities under common control, this test is also met when the number of common shares exchanged or to be exchanged by the registrant exceeds 20 percent of its total common shares outstanding at the date the combination is initiated.

Per your disclosure on page 40, the combination appears initiated on December 19, 2024 date of the Option Agreement, and at Atlas Lithium’s discretion, the $8 million consideration to purchase BMR can be paid in cash, in common shares valued at a fixed price of $0.6266 per share, or combination of cash and shares. Please confirm our understanding of the combination initiated date, in which case also provide your assessment of the most likely payment scenario and supporting reason. If payment by shares, which appears to be a likely scenario given your lack of cash, the share equivalent of your $8 million consideration to acquire BMR would be approximately 12.8 million common shares, which would represent 38.4% of your 33.3 million total common shares outstanding at December 31, 2024, exceeding the significance threshold for which Regulation S-X Rule 11 pro forma financial information and Rule 3-05 audited financial statements of BMR would be required.

Additionally, please disclose how you accounted for and recorded the $500,000 Option payment as it is not apparent from your 2024 financial statements.

Response:

We acknowledge the Staff’s comment and advise the Staff that in our opinion December 19, 2024 is not the combination initiation date since the combination was not “initiated” and will not be unless and until the Company elects to exercise the option. The option becomes exercisable only on the filing of Form F-1 by the Company. On December 19, 2024, there existed a low probability that the Company would ever exercise the option since the Company did not have the necessary $8.0 million in cash readily available to pay Atlas Lithium should Atlas Lithium elect payment in cash, a right that solely rests with Atlas Lithium. As a result, December 19, 2024 should not be identified as the combination initiation date and therefore any additional disclosure by the Company at this time is not required.

The Company acknowledges that in the future event that the option is exercised and the acquisition materialized, the significant subsidiary test will need to be performed at that time based on such future combination initiation date. In that case, if, and only if, any of the criteria for the transaction to be considered a significant acquisition is met, any financial information required by Regulation S-X or additional substantive disclosure required by Regulation S-K would be disclosed in compliance with the Securities Act of 1933, as amended, and Form 8-K (Items 2.01 and 9.01) and included in subsequent financial statements to be filed by the Company.

As requested by the Staff, the payment for entering into the Option Agreement was made and accounted for in fiscal year 2025. The financial statement for fiscal year 2025 when prepared, will reflect the following entry:

D – Other assets - $500,000

C – Share capital (common shares) - $798

C – Additional paid in Capital - $499,202

Note 1 - Organization, Business and Summary of Significant Accounting Policies Recent Accounting Pronouncements, page F-11

8.

We note your disclosure responding to prior comment 26, stating that you operate in only one reportable segment (mining) thus ASU 2023-07 does not impact your financial statement disclosures.

As ASU 2023-07 was effective for fiscal years beginning after December 15, 2023, please revise the disclosures on pages F-11 and F-27 to clarify that you adopted ASU 2023-07 in 2024 and discuss the adoption impacts, referencing the new segment note discussed in the paragraph below.

Please note that ASU 2023-07 requires additional disclosures even for a single reportable segment. Add a segment note to provide the information set forth in ASC 280-10-50-20 to 50-31, 50-38 to 50-42 as applicable, including identifying your chief operating decision maker (CODM), providing disclosures about the segment assets, measure(s) of segment profit and loss, segment revenues and/or segment expenses, and related reconciliations as applicable to the GAAP amounts reported in your consolidated financial statements, that are used by your CODM to allocate resources and assess performances. Refer to the illustrative disclosures for a single reportable segment entity in ASC 280-10-55-53 to 55-55 for further guidance.

Given your addition of the segment note, please ask your auditor to consider the need to dual date the auditor’s report.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures in the Amendment to reflect the following:

The Company has one reportable segment: mining. The mining segment derives revenue in Brazil by mining, beneficiating and selling material mined from the Company’s several mining rights. Currently the Company generates revenue solely from its operating Quartzite project. The other mining projects are in exploration phase.

The accounting policies of the mining segment are the same as those described in the summary of significant accounting policies.

The chief operating decision maker (CODM) of the mining segment is the Company’s chief executive officer. The CODM regularly reviews the revenue, significant expenses categories, including exploration and evaluation costs, and general and administrative expenses. Total segment assets as of December 31, 2024, were $ 2,380,910, primarily consisting of Mineral rights. These mineral rights are used by the CODM in decision-making, including resources allocation. All of the Company's revenue and long-lived assets are located in Brazil. For the year ended December 31, 2024, the Company had 3 customers accounting for more than 10% of the Company’s revenues each (the combination of them represented 58%).

Additionally, the Company respectfully acknowledges the Staff’s comment and advises that the Amendment has been revised to reflect an updated dual date auditors’ report.

* * *

Should the Staff have any questions or require any additional information, please do not hesitate to contact the undersigned at 619-272-7062, or Jack Kennedy 619-272-7064.

Sincerely,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Director
Disclosure Law Group, a Professional Corporation

cc:	Marc Fogassa Chairman and Chief Executive Officer Atlas Critical Minerals Corporation